

Mail Stop 4631

July 25, 2016

Via E-mail
Tarang P. Amin
Chief Executive Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, California 94607

Re: e.l.f. Beauty, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted July 15, 2016
CIK No. 0001600033

Dear Mr. Amin:

We have reviewed your draft registration statement and have the following comments.

Industry and Market Data, page ii

1. Please remove the disclosure indicating that "statements in this prospectus regarding market data . . . are not attributable to any third parties." Refer generally to comment 1 of our letter dated June 30, 2016.

Prospectus summary, page 1

2. We note your supplemental response to comment 2 of our letter dated June 30, 2016. While your products are sold to similar customers regardless of distribution channel, the various channels present different risks and costs to your business. Please revise to indicate what portion of your net sales are derived from each of the retail, e-commerce, and e.l.f. store channels.

Business, page 69

Market Trends, page 75

3. Please clarify the reasons underlying the differences between the charts included in the instant amendment and the charts included in the previous amendment. We understand that you are using Euromonitor instead of Nielsen data, but it is unclear why the sales growth numbers for your competitors vary from amendment to amendment. If the difference is due to the charts reflecting net sales for your competitors and the mass

cosmetics category rather than retail sales, please clarify this in the headings of these charts.

Authentic brand that attracts some of the best consumers in the category, page 76

4. It remains unclear what additional context you have added to clarify the relationship between your "core" customers and your reported high incremental sales is, if any. Please revise, here and elsewhere as appropriate to provide appropriate context for your statements regarding your "core" consumer. Please refer to comment 8 of our letter dated June 30, 2016.

Highly incremental sales, page 83

5. We note the materials you have provided to us supplementally in response to comment 9 of our letter dated June 30, 2016. If true, please clarify that the chart you present here is based upon incremental sales that were observed upon introduction of e.l.f. products to a retail store, rather than drawn from a period after consumers had become familiar with your product line.

You may contact Melinda Hooker at (202)551-3732 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Tad J. Freese (*via e-mail*)
        Latham & Watkins LLP